UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 October 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market Release – Telecom registers to participate in 700MHz spectrum auction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 4 October 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

MARKET RELEASE 4 October 2013

Telecom registers to participate in 700MHz spectrum auction

Telecom advises that it has registered as a bidder in the upcoming 700MHz spectrum auction. Telecom’s Chief Executive Simon Moutter confirmed that Telecom would participate in the auction for nationwide spectrum rights in the 700MHz band, expected to commence on 29 October 2013.

“In order to encourage rapid development of 4G services and deliver the greatest benefit to consumers and the broader New Zealand economy we believe the auction process should aim to deliver an outcome that assists investment in a rapid and extensive rollout of 4G network services.”

The 700MHz spectrum band, previously used for analogue broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already being built in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas.

“We are already well advanced in the build of our 4G network in major urban areas using 1800MHz spectrum, and will be launching 4G services for our customers in Auckland, Wellington and Christchurch before the end of the year. We will be announcing more details on our 4G services shortly,” Mr Moutter said.

“But 1800MHz spectrum is not particularly well suited for use outside major urban areas. In less densely populated areas, the broader coverage range of lower frequency spectrum enables a 4G network to be built with less cell site infrastructure, significantly improving the network economics.

“We hope to use 700MHz spectrum as the backbone of our 4G network. If we are successful in the auction, we will begin deploying it and bringing 4G speeds to the rest of New Zealand as soon as we can source the handsets that can support it. Current indications are that suitable devices will start becoming available in mid to late calendar 2014 at the earliest.”

- ENDS –

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